SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CAPITALSOURCE INC.
CAPITALSOURCE FINANCE LLC
(Name of Subject Companies (Issuers))

CAPITALSOURCE INC.
CAPITALSOURCE FINANCE LLC
(Name of Filing Persons (Issuers))

7.250% Senior Subordinated Convertible Notes due 2037 of CapitalSource Inc., which are fully and unconditionally guaranteed by CapitalSource Finance LLC (Title of Class of Securities)
14055X AG 7 (CUSIP Number of Class of Securities)

Kori Ogrosky
Senior Vice President, General
Counsel and Secretary

CapitalSource Inc.
633 West 5th Street, 33rd Floor
Los Angeles, CA  90071
(213) 443-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:
James E. Showen, Esq.
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE
Transaction Valuation*: $23,228,000	Amount of Filing Fee**: $2,662

*
Calculated solely for purposes of determining the filing fee.  The purchase price of the Senior Subordinated Convertible Notes due 2037 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding.  As of June 14, 2012, there was $23,228,000 in aggregate principal amount of Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,662	Filing Party:	CapitalSource Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

INTRODUCTORY STATEMENT

This Amendment No. 2 is the final amendment to the Tender Offer Statement on Schedule TO-I originally filed by CapitalSource Inc., a Delaware corporation (the “Company”), on June 15, 2012, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO-I, filed by the Company and CapitalSource Finance LLC, a Delaware limited liability company (the “Guarantor”), on July 11, 2012 (as so amended, “Schedule TO-I”).  The Schedule TO-I related to an offer by the Company to repurchase for cash any and all of its 7.250% Senior Subordinated Convertible Notes due 2037, which are guaranteed by the Guarantor (the “Notes”), upon the terms and subject to the conditions set forth in the Indenture (as described below), the Notes and the Company Notice, dated June 15, 2012 (the “Company Notice”).

The Notes were issued under an Indenture, dated as of July 30, 2007, by and between the Company, as obligor, and Wells Fargo Bank National Association, as trustee (“Wells Fargo”), as supplemented by the First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, the Guarantor and Wells Fargo (such indenture, as so supplemented, the “Indenture”).  Wells Fargo is acting as paying and conversion agent for the Notes.

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO-I to the extent set forth herein.

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:

The Put Option expired at 5:00 p.m., New York City time, on July 16, 2012. Notes in an aggregate principal amount of $8,705,000 were validly surrendered for repurchase and not withdrawn prior to the expiration of the Put Option, all of which have been accepted for repurchase at a cash price of $1,000 per $1,000 principal amount of the Notes, or an aggregate of $8,705,000. The Company has forwarded cash in payment of the aggregate repurchase price to Wells Fargo for distribution to the Holders in accordance with the procedures of The Depository Trust Company. All of the Notes not tendered in connection with the Put Option, consisting of $14,523,000 aggregate principal amount of Notes, will be redeemed on July 20, 2012 pursuant to the Redemption. Following the Redemption, no Notes will remain outstanding.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC

By:	/s/ Kori Ogrosky
Kori Ogrosky Senior Vice President, General Counsel and Secretary

Dated: July 16, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE FINANCE LLC

By:	/s/ Kori Ogrosky
Kori Ogrosky Senior Vice President, General Counsel and Secretary

Dated: July 16, 2012